UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X204
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

____________________
*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,052,865*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,052,865*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,052,865*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.96%*

14.	TYPE OF REPORTING PERSON

IA

* The percent of class is calculated based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018. The number of Common Stock reported herein is comprised of (i) 2,609,039 shares of Common Stock and (ii) 7,443,826 additional shares of Common Stock issuable to WMP, WCP, WAP (as defined in Item 2), and a certain other WA Private Fund upon the exercise of 2,446,026 Series C Warrants and 4,997,800 Series D Warrants (as defined in Item 4).

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,052,865*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

10,052,865*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,052,865*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.96%*

14.	TYPE OF REPORTING PERSON

OO

* The percent of class is calculated based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018. The number of Common Stock reported herein is comprised of (i) 2,609,039 shares of Common Stock and (ii) 7,443,826 additional shares of Common Stock issuable to WMP, WCP, WAP and a certain other WA Private Fund upon the exercise of 2,446,026 Series C Warrants and 4,997,800 Series D Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,020,733*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,020,733*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,020,733*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.11%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018. The number of Common Stock reported herein is comprised of (i) 1,582,395 shares of Common Stock and (ii) 4,438,338 additional shares of Common Stock issuable to WMP upon the exercise of 1,458,434 Series C Warrants and 2,979,904 Series D Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,004,934*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,004,934*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,004,934*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.22%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018. The number of Common Stock reported herein is comprised of (i) 510,491 shares of Common Stock and (ii) 1,494,443 additional shares of Common Stock issuable to WCP upon the exercise of 491,070 Series C Warrants and 1,003,373 Series D Warrants.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Asymmetric Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,472,223*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,472,223*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,472,223*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.19%*

14.	TYPE OF REPORTING PERSON

PN

* The percent of class is calculated based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018. The number of Common Stock reported herein is comprised of (i) 374,851 shares of Common Stock and (ii) 1,097,372 additional shares of Common Stock issuable to WAP upon the exercise of 360,592 Series C Warrants and 736,780 Series D Warrants.

CUSIP No.	78636X204

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ("WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (iv) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), Whitebox Asymmetric Partners, LP, a Cayman Islands exempted limited partnership (“WAP”), and (v) the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, the names and citizenship of which are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)

The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WAP is c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108 Cayman Islands.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(c)	WA manages and advises private investment funds, including WMP, WCP, and WAP (the “WA Private Funds”). WB GP serves as general partner of private investment funds, including WMP, WCP, and WAP. The principal business of WMP, WCP, and WAP is investments. The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on August 8, 2016.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On March 5, 2018, an amendment to the Charter which increased the amount of authorized shares of Common Stock from 55,000,000 to 200,000,000 and authorized the issuance of a number of shares of Common Stock in an amount up to 92.76% of the outstanding shares of Common Stock, on a fully diluted basis as of the closing of the 2018 Exchange Offer (approximately 131,292,475 shares) became effective as a result of the required shareholder approval.

On March 6, 2018, the Issuer issued 4,491,674 shares of Common Stock and on March 8, 2018, the Issuer issued 14,098,370 series D warrants with terms identical to those of the Series C Warrants (the "Series D Warrants") in connection with a mandatory conversion of the Series B Preferred Shares. As a result of the mandatory conversion, the Issuer converted all outstanding shares of the Series B Preferred Shares into shares of Common Stock and/or Series D Warrants, upon which each holder of Series B Preferred Shares received, for each share of Series B Preferred Shares being converted, a number of shares of Common Stock and/or a number of Series D Warrants, in aggregate equal to the conversion rate. The initial conversion rate for the Series B Preferred Shares is 21.7378 shares of Common Stock, or, if a warrant election is made, 21.7378 Series D Warrants (with shares of Common Stock or Series D Warrants, as applicable, issued in whole integral multiples, rounded down in lieu of any fractional shares or warrants, as applicable), per share of Series B Preferred Shares. WMP, WCP, WAP and a certain other WA Private Fund, as holders thereof, elected to receive solely Series D Warrants.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Item 5 is hereby amended and restated in its entirety as follows:

As of the date hereof, WA may be deemed to be the beneficial owner of 10,052,865 Shares, constituting 44.96% of the Shares of the Issuer, based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,052,865 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 10,052,865 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 10,052,865 Shares, constituting 44.96% of the Shares of the Issuer, based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,052,865 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 10,052,865 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 6,020,733 Shares, constituting 31.11% of the Shares of the Issuer, based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,020,733 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 6,020,733 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 2,004,934 Shares, constituting 12.22% of the Shares of the Issuer, based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,004,934 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,004,934 Shares.

As of the date hereof, WAP may be deemed to be the beneficial owner of 1,472,223 Shares, constituting 9.19% of the Shares of the Issuer, based on 14,913,837 shares of Common Stock issued and outstanding as of March 8, 2018 based on the 8-K filed by the Issuer on March 8, 2018.

WAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,472,223 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,472,223 Shares.

The Reporting Persons do not have, and have not had since the 2018 Exchange Offer, beneficial ownership over any Series A Preferred Shares because prior to the third anniversary of the closing of the 2018 Exchange Offer, the Series A Preferred Shares may only be converted into shares of Common Stock or, pursuant to a warrant election available to the holders of Series A Preferred Shares, into warrants with terms identical to the Series C Warrants, with the consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Shares, or upon a change of control of the Issuer, in each case as described in the Certificate of Designations of the Series A Preferred Shares filed as Exhibit 3.1 to the 8-K filed by the Issuer on February 1, 2018.

(c)  The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit D.

(d) Certain Shares are beneficially owned by private investment funds that are managed by WA and/or for which WB GP serves as the general partner. None of these investment funds individually own more than 5% of the outstanding shares, except for WMP, WCP, and WAP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On February 28, 2018, the Issuer entered into a second amendment to the New Credit Agreement (“NCA Amendment 2”) among the Borrower and the other guarantors party thereto, the lenders party thereto, including WMP, WCP, and WAP (the “Credit Agreement Lenders”), and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the Lenders. NCA Amendment 2, among other things, removes the condition providing for an early maturity of September 14, 2018. The maturity date of the New Credit Agreement is January 2, 2020.

The summary of the Issuer’s NCA Amendment 2 set forth above does not purport to be complete and is qualified in its entirety by reference to the Issuer’s 8-K, dated as of February 27, 2018, a copy of which is being filed as Exhibit Z and is incorporated herein by reference.

Per the Issuer’s Schedule 14C filed on February 9, 2018, on January 26, 2018, the Issuer’s board of directors unanimously adopted a resolution pursuant to which it sought stockholder approval to authorize the issuance of up to 92.76% of the currently outstanding shares of Common Stock, on a fully diluted basis as of the closing of the 2018 Exchange Offer (approximately 131,292,475 shares) on January 29, 2018, to eligible holders of the Company’s outstanding Exchange Offer Notes who tendered their Exchange Offer Notes in the exchange offer and consent solicitation. In addition, the consenting stockholders executed the consent approving the share issuance as described in the Issuer’s Schedule 14C.

The summary of the Issuer's Schedule 14C set forth above does not purport to be complete and is qualified in its entirety by reference to the Issuer's Schedule 14C, dated as of February 9, 2018, a copy of which is being filed as Exhibit AA hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement

Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC

Exhibit C:  Board Members of Whitebox General Partner LLC

Exhibit D: Schedule of Transactions in the Common Stock by the Reporting Persons

Exhibit Z: Amendment No. 2 to First Amended and Restated Credit and Security Agreement, dated as of February 28, 2018 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 2, 2018)

Exhibit AA: Schedule 14C dated as of February 9, 2018 (incorporated herein by reference to the Schedule 14C filed by the Issuer on February 9, 2018)

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2018
(Date)

Whitebox Advisors LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By:          Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Credit Partners, LP

By:          Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Asymmetric Partners, LP

By:          Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment No. 6, dated March 9, 2018, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

March 9, 2018
(Date)

Whitebox Advisors LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Multi-Strategy Partners, LP

By:          Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Whitebox Credit Partners, LP

By:          Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

  Whitebox Asymmetric Partners, LP

By:          Whitebox General Partner LLC

By:          /s/ Elissa Weddle

Elissa Weddle

Whitebox Advisors LLC

Chief Legal Officer

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer and board member of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	280 Park Ave Suite 43W New York, NY 10017	Chief Operating Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	280 Park Ave Suite 43W New York, NY 10017	Chief Compliance Officer Whitebox Advisors LLC	USA
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA
Robert Riepe	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Kerry Manaster	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Technology Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring and Board member Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each board member of Whitebox General Partner LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Founding Partner Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Co-Chief Investment Officer Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA
Jake Mercer	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Special Situations and Restructuring Whitebox Advisors LLC	USA
Paul Roos	3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416	Head of Structured Credit Whitebox Advisors LLC	USA

Exhibit D

SCHEDULE OF TRANSACTIONS BY THE REPORTING PERSONS

Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/8/2018	Series B Preferred	N/A	229,913	N/A
3/8/2018	Series D Warrants	4,997,800	N/A	N/A

Schedule of Transactions by Whitebox Multi-Strategy Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/8/2018	Series B Preferred	N/A	137,084	N/A
3/8/2018	Series D Warrants	2,979,904	N/A	N/A

Schedule of Transactions by Whitebox Credit Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/8/2018	Series B Preferred	N/A	46,158	N/A
3/8/2018	Series D Warrants	1,003,373	N/A	N/A

Schedule of Transactions by Whitebox Asymmetric Partners, LP

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
3/8/2018	Series B Preferred	N/A	33,894	N/A
3/8/2018	Series D Warrants	736,780	N/A	N/A